HYPOTHEKENBANK IN ESSEN AG

02 APR -2 AM 8:21

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.con
E-Mail: info@essenhyp.con
Tel.: +49 (0) 2 01/81 35-0
Fax: +49 (0) 2 01/81 35-2 00

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

SEC Headquarters
Office of International Corporate
Finance
Room 3099
450 Fifth Street

NW, Washington DC 20549
USA

02028198

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		UG/HSK	495	21.03.2002

Business Figures as of December 31st, 2001

SUPPL

- **At €170.9m, net interest and commission income hit record level**
- **Net income for the year: 7th increase in a row to €72.3m**
- **Return on equity after tax of nearly 14%**
- **Cost income ratio remains below 14%**
- **Representative office in London opened**

Dear Madam or Sir,

Please find enclosed our press release on Essen Hyp's Annual Report as of December 31st, 2001. We would appreciate you to edit and publish this information.

If you have any questions or require further information about Hypothekenbank in Essen AG and its business activities, please do not hesitate to contact us.

Yours sincerely,

Hypothekenbank in Essen
Aktiengesellschaft

[signatures]

4/10

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Enclosure

Hypothekenbank in Essen
Aktiengesellschaft
HRB 7083·Amtsgericht Essen

Aufsichtsrat:
Dr. Axel v. Ruedorffer
(Vorsitzender)

Vorstand:
Hubert Schulte-Kemper (Vorsitzender)
Michael Fröhner, Harald Pohl

Press Release

on the Annual Report of Hypothekenbank in Essen AG as of December 31st, 2001

Hypothekenbank in Essen AG is able to report a more than satisfactory business result as of December 31st, 2001.
According to Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, the balance sheet total, new lending commitments and earnings performance exceeded the targeted range despite the rather difficult overall capital market environment.

Mr. Schulte-Kemper pointed out that Essen Hyp was able to generate the best operating result since its foundation. At €170.9m (€161.2m), net interest and commission income topped previous year's level by €9.7m, i.e. 6.0%. In addition to this, Mr. Schulte-Kemper was able to report a very satisfactory operating result, which came to €108.1m (€98.5m), i.e. a 9.7% increase compared to the previous year.
According to Mr. Schulte-Kemper, Essen Hyp is – and will remain – a bank that is characterized by its earnings power, given that "the 2001 operating result clearly reflects Essen Hyp's focus on earnings." At 9.7%, the bank's operating result grew faster than net interest income (+9.0%) and also exceeded the growth rate of general operating expenses (+6.3%).

Essen Hyp's cost income ratio, i.e. the ratio between general operating expenses and net interest and commission income, stood at 13.8%, thus confirming the previous year's good ratio (13.8%). This figure, which is well below the sector average, is an excellent proof of the bank's lean organizational structure and stringent cost management.

General operating expenses rose moderately in 2001 and came to €23.6m (€22.2m), i.e. an increase of €1.4m. Provision for possible loan losses rose by 6.4% to €47.9m (€45.0m), thus taking into account all recognizable market and individual risks.

Net income for the year: 7th increase in succession

Hubert Schulte-Kemper stressed that Essen Hyp ranks amongst the banks that were able to continuously increase their net income for the year. For the seventh consecutive time, Hypothekenbank in Essen AG was able to report a higher annual net income than in the preceding year. At €72.3m (€66.7m), the bank's net income for the year stood at a record level. "We have thus once more proved our excellent performance," Mr. Schulte-Kemper explained.
For the year under review, the bank distributed an unchanged 18% dividend on the dividend-bearing capital totaling €201.3m. Thus the amount distributed came

to €36.2m. The remaining net income of €36.1m was distributed as a special dividend. On January 23rd, 2002, the bank celebrated its 15th anniversary. "This was a suitable occasion to distribute the remaining €36.1m to our shareholders, the Commerzbank AG and the family of Dr. Schuppli, to express also our thanks for their long-standing trust," Mr. Schulte-Kemper said.

Capital markets: Expectations fully met

According to Mr. Schulte-Kemper, Hypothekenbank in Essen AG has fully met the expectations in its core business, public-sector lending. New lending commitments, including securities issued by other borrowers and eligible for cover, stood below the previous year's level and totaled €17.8bn (€21.3bn). However, in view of the targets relating to the balance sheet total, it was not necessary to generate a higher volume of new lending transactions as the volume of maturing loans in the bank's loan portfolio was far lower than in the same period of the previous year.

Taking into account the securities issued by other borrowers which are not eligible for cover at an amount of €4.1bn (€4.9bn), Essen Hyp's total volume of new lending commitments stood at €21.9bn (€26.2bn). At €9.4bn, the portion of loans extended to national public-sector bodies more than doubled compared to 2000 (€3.9bn). At the same time, however, the volume of new lending commitments to German public-sector banks decreased to €6.6bn (€14.3bn). "This development was due to the full utilization of internal credit lines or credit lines set out by law," Mr. Schulte-Kemper pointed out.

Property financing: More than 5,000 new loans

Mr. Schulte-Kemper was particularly pleased by the fact that the strategy to increase the bank's mortgage loan portfolio proved successful. "With more than 5,000 new loans totaling around €1.4bn (€1.2bn), we were able to top the volume generated in 2001," Mr. Schulte-Kemper stated. However, in the period under review, the bank refrained from the acquisition of large packages of mortgage loans. This was, above all, due to incompatible concepts about margins and divergent risk assessments. Nevertheless, the bank is determined to keep to its strategy of acquiring mortgage loan packages from other credit institutions or insurance companies.

New lending commitments in the segment of residential property financing totaled €559m (€936m). Especially for these retail loans, Essen Hyp developed a procedure which enables the bank to outsource almost the entire loan processing. The loan administration was transferred to a service company pursuant to a co-operation agreement concluded in 2001. "This outsourcing mechanism ensures a lean loan processing structure, which eliminates the requirement to increase staff

numbers," Mr. Schulte-Kemper explained. In addition to the direct commitment of loans in co-operation with the Commerzbank AG, a second co-operation agreement was concluded with another partner bank at year-end 2001.

The volume of new loans in the segment of commercial property financing totaled €807m (€280m). In 2001, Hypothekenbank in Essen AG has for the first time extended foreign mortgage loans outside the Commerzbank Group. These loans, which are secured by office buildings outside Germany, total €91m and mostly relate to properties located in the UK.
Mr. Schulte-Kemper stressed that Essen Hyp recruited two credit specialists for the European property markets, in particular for the property markets of France and the United Kingdom. Furthermore, the bank opened up a representative office in London at the beginning of 2002 in order to thoroughly observe the market and to ensure an efficient service to its local syndicate and co-operation partners.

Mr. Schulte-Kemper pointed out that the balance sheet total, which stood at €69.6bn (€58.8bn), i.e. a 18.3% increase, is a clear sign of the development of the bank's new lending commitments. "This figure is within the upper range of our planning," he stated.

Excellent capital market standing

Hypothekenbank in Essen AG was able to extend its position as one of the world's leading issuers of Jumbo *Pfandbriefe*. According to Mr. Schulte-Kemper, the total volume of Jumbo *Pfandbriefe* outstanding came to €37.8bn (€33.3bn) at year-end 2001, while the Jumbo market's aggregate volume stood at €400.4bn. "Our market share of 9.4% - compared to 9.0% in 2000 - makes us the second largest issuer of Jumbo and Global *Pfandbriefe* worldwide," Mr. Schulte-Kemper said, adding that "this was not least due to the bank's issuing activities in the year under review." In 2001, Essen Hyp issued Jumbos and Globals totaling €9.0bn, while the total volume of new issuances on the markets came to €68.9bn. With a 13% market share, Essen Hyp occupies the top position in this segment. The bank's benchmark 10-year €5bn *Pfandbrief*, which was issued at the beginning of the year, was the highlight of the 2001 issuing activities. "Our strategy to continuously increase the attractiveness of the *Pfandbrief* for international investors has proved successful," Mr. Schulte-Kemper stated. Only 29% of the total volume of the €5bn Global were marketed with German investors, whereas 60% were paced in other European countries and 11% in the United States and Asia.

In 2001, Hypothekenbank in Essen AG issued bonds totaling €31.2bn (€20.8bn) in order to refinance its lending activities. Public-sector *Pfandbriefe* accounted for €16.2bn (€9.8bn) of the total funding, while mortgage *Pfandbriefe* accounted for €0.4bn (€0.7bn) and other bonds for €14.6bn (€10.3bn). These funds, which were

primarily raised by means of the bank's Commercial Paper Program and Debt Issuance Program, were above all used for short-term liquidity management.

The bank continued to make use of its Commercial Paper Program, which once more contributed to a straightforward funding at low cost for short maturities. Drawings totaling €9.9bn were made in the period under review. The program utilization at year-end stood at €1.3bn in all major currencies.

Given that the utilization of the bank's Debt Issuance Program was permanently close to the €10bn upper limit, this limit was increased to €15bn. In the period under review 32 drawings totaling €9.0bn were made in EUR, GBP and YEN.

Mr. Schulte-Kemper explained that there was no change in the quality of the bank's *Pfandbriefe* despite the rating reviews. This is, above all, underlined by the fact that Standard & Poor's and Fitch confirmed their AAA top rating for Essen Hyp's public-sector *Pfandbriefe*. Moody's, however, attributed an Aa1 rating to the bank's public-sector *Pfandbriefe*, given that they have established a link between the rating of a bond and the counterparty rating of the respective issuer. Mr. Schulte-Kemper emphasized that the downgrading is not related to the quality of the bank's cover assets or the safety of its *Pfandbriefe*. Every investor is invited to see this for himself on the bank's website. This site includes, amongst other things, detailed information about the composition of Essen Hyp's cover pool, the surplus cover and the market value of the cover assets and public-sector *Pfandbriefe*. These figures also take into account an assumed overnight upwards or downwards movement of interest rates by 100 basis points.

"We plan to further extend our mortgage lending business in 2002," Mr. Schulte-Kemper explained at the end of the press conference. "The increase of our mortgage portfolio to €10bn by year-end 2003 will mainly be achieved through acquiring mortgage portfolios and by directly generating new retail loans via the mediation of the Commerzbank or other market participants," Mr. Schulte-Kemper stated.

Hypothekenbank in Essen AG plans to extend its commercial lending business in the United Kingdom and France and, after the amendment of the German Mortgage Bank Act (*HBG*), also in the United States and Canada. The bank intends to open up a representative office in New York in 2002 in order to observe the market.

Mr. Schulte-Kemper closed the press conference by reporting on the bank's objective to keep its balance sheet total at the same high level as in 2001 and by forecasting that Essen Hyp will be able to generate a satisfactory result in 2002.

Key Figures of Hypothekenbank in Essen AG

	31.12.01 in € m	31.12.00 in € m	Change in %
New Lending Commitments			
Public-sector loans and securities issued by other borrowers that are eligible for cover	17,798.1	21,312.7	-16.5%
Non-cover transactions	4,130.8	4,895.6	-15.6%
Mortgage loans	1,365.6	1,215.8	12.3%
Figures from the Balance Sheet			
Balance sheet total	69,553.1	58,771.1	18.3%
Claims			
Public-sector loans	36,841.4	36,097.2	2.1%
Mortgage loans	3,002.6	2,271.2	32.2%
Liabilities			
Public-sector *Pfandbriefe*	54,519.1	47,015.0	16.0%
Mortgage *Pfandbriefe*	1,305.5	1,272.1	2.6%
Subscribed capital	201.3	175.7	14.6%
Capital reserves	307.6	205.2	49.9%
Revenue reserves	45.0	45.0	0.0%
Profit-sharing certificates	278.6	255.4	9.1%
Subordinated liabilities	298.5	244.0	22.3%
Figures from the Profit and Loss Account			
Net interest and commission income	170.9	161.2	6.0%
Personnel expenses	10.6	9.8	8.2%
Other administrative expenses	9.5	8.9	6.7%
Operating result before provision for possible loan losses	151.1	143.5	5.3%
Provision for possible loan losses	47.9	45.0	6.4%
Operating result	108.1	98.5	9.7%
Tax expenditures	35.8	31.8	12.6%
Net income for the year	72.3	66.7	8.4%
Appropriation of Profit			
Distributed profit	36.2	31.6	14.6%
Dividend in %	18.0%	18.0%	
Special dividend	36.1	96.5	